X4 Pharmaceuticals, Inc.
61 North Beacon Street, 4th Floor
Boston, MA 02134
May 12, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jessica Dickerson
Re:    X4 Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-295597)
Ladies and Gentlemen:
X4 Pharmaceuticals, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective on May 14, 2026, at 4:15 p.m., Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.
We request that we be notified of such effectiveness by a telephone call to Branden C. Berns of Gibson, Dunn & Crutcher at (415) 393-4631.
Sincerely,
X4 PHARMACEUTICALS, INC
    By: /s/ David Kirske_________________
David Kirske
Chief Financial Officer and Secretary
cc:    Adam R. Craig, M.D., Ph.D., X4 Pharmaceuticals, Inc.
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP